UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 5)*

                         PANACO, INC.
                       (Name of Issuer)

                 Common Stock, $.01 par value
                (Title of Class of Securities)

                          698106 10 1
                        (CUSIP Number)

                      Marc Weitzen, Esq.
         Gordon Altman Butowsky Weitzen Shalov & Wein
               114 West 47th Street, 20th Floor
                   New York, New York  10036
                        (212) 626-0800

 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         July 17, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 24, 1995, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale Corp.") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, amended by Amendment No. 1 which, among other things, deleted Riverdale Corp. as a Registrant, and added Riverdale LLC, a New York limited liability company ("Riverdale") as a Registrant, Amendment No. 2, filed with the SEC on June 19, 1997, Amendment No. 3, filed with the SEC on July 1,
1997 and Amendment No. 4, filed with the SEC on July 11, 1997, is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D and the Amendments thereto which have been previously filed with the Securities and Exchange Commission.

Item 4.   Purpose of Transaction

          Item 4 is amended to add the following:

On July 17, 1997, Icahn (who, with all Registrants, owns 14.9% of Issuer's common stock) and holders of what is believed to be an aggregate of in excess of 14% of Issuer's common stock met with representatives of the Issuer, including Mr. James Maxwell ("Maxwell"), a representative of A.G. Edwards, Issuer's investment bankers, and a representative of Goldking Companies, Inc., a corporation which Issuer has announced it is acquiring. They had a general discussion about the business of the Issuer. In addition, there was a lengthy discussion regarding the possible business combination of Issuer and National Energy Group, Inc. ("NEG"), during which Maxwell indicated that he was not in favor of such a business combination and described the reasons why he believed that such a business combination should not be effected. Maxwell further indicated that he would find it very difficult to support any nominee for director who supports the concept of the business combination of Issuer and NEG. Icahn reiterated to Maxwell that if Icahn's suggested nominees were not nominated by management of the Issuer, Icahn intended to nominate them at the 1997 annual meeting of Issuer's stockholders and that Icahn was confident that his nominees would be elected.


                        SIGNATURE
\


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1997




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC
Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member




/s/ Carl C. Icahn
Carl C. Icahn







[Signature Page of Schedule 13D Amendment No. 5 with respect to Panaco Inc.]